United States securities and exchange commission logo





                 May 6, 2024

       Gleb Budman
       Chief Executive Officer
       Backblaze, Inc.
       201 Baldwin Ave.
       San Mateo, CA 94401

                                                        Re: Backblaze, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2024
                                                            File No. 333-279033

       Dear Gleb Budman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jeffrey Vetter